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Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing

DEC 2 0 2018

Washington, DC

| SEC FILE NUMBER |
|---|
| 8-48506 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 11/01/17 (MM/DD/YY) AND ENDING 10/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGLAS SCOTT SECURITIES, INC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 ALMA DRIVE, SUITE 110A

(No. and Street)

| PLANO | TX | 75075 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JODI ROSENBERG — 972.235.8468

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP

(Name – *if individual, state last, first, middle name*)

| 8750 N. CENTRAL EXPWY, Ste #300 | DALLAS | TX | 75231 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

Securities and Exchange Commission
Trading and Markets

Securities and Exchange Commission
Trading and Markets

JAN 28 2019

RECEIVED

DEC 2 1 2018

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





DM

RMS

# OATH OR AFFIRMATION

I, JEFFREY MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOUGLAS SCOTT SECURITIES, INC, as of OCTOBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JODI ROSENBERG
Notary Public, State of Texas
Comm. Expires 09-02-2020
Notary ID 130807000

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SUPPLEMENTAL INFORMATION

DOUGLAS SCOTT SECURITIES

CONTENTS

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Sole Director
Douglas Scott Securities, Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Douglas Scott Securities, Inc. (the Company) as of October 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Opinion on the Supplemental Information*

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
December 19, 2018

We have served as the Company's auditor since 2016.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Financial Condition

October 31, 2018

ASSETS

| | | |
|---|---|---|
| Cash | $ | 19,052 |
| Advances to employees | | 6,300 |
| Property and Equipment, net of accumulated depreciation of $ 7,116 | | 0 |
| Total Assets | $ | 25,352 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accrued expenses | $ | 2,086 |
| Total liabilities | | 2,086 |
| Stockholder's equity: | | |
| Common Stock, 100,000 shares authorized with $.01 par value, 1,000 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 20,890 |
| Retained earnings | | 2,366 |
| Total stockholder's equity | | 23,266 |
| Total Liabilities and Stockholder's Equity | $ | 25,352 |

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.

Statement of Operations

For the Year Ended October 31, 2018

| | | |
|---|---|---|
| Revenues: | | |
| Concession income | $ | 284,680 |
| Reimbursement income | | 328,510 |
| Interest Income | | 20 |
| Total revenue | | 613,210 |
| Expenses: | | |
| Salaries and compensation | | 472,022 |
| Communications | | 20,293 |
| Occupancy and equipment costs | | 58,837 |
| Regulatory fees and expenses | | 33,692 |
| Other expenses | | 34,166 |
| Total expenses | | 619,010 |
| Net loss before taxes | | (5,800) |
| Provision for income taxes | | 0 |
| Net Loss | $ | (5,800) |

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended October 31, 2018

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances at October 31, 2017 | $ 10 | $ 20,890 | $ 8,166 | $ 29,066 |
| Net Loss | | | (5,800) | (5,800) |
| Balances at October 31, 2018 | $ 10 | $ 20,890 | $ 2,366 | $ 23,266 |

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended October 31, 2018

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net loss | $ (5,800) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Increase in advances to employees | (300) |
| Decrease in accrued expenses | (4,743) |
| Net cash used by operating activities | (10,843) |
| **Cash Flows from Investing Activities** | - |
| **Cash Flows from Financing Activities** | - |
| Net decrease in cash | (10,843) |
| Beginning cash | 29,895 |
| Ending cash | $ 19,052 |

**Supplemental Disclosures**

There was no cash paid for income taxes or interest.

The accompanying notes are an intergral part of these financial statements.

DOUGLAS SCOTT SECURITIES, INC.
Notes to the Financial Statements
October 31, 2018

Note 1 – Summary of Significant Accounting Policies

Douglas Scott Securities, Inc., (the "Company"), is a direct participation broker-dealer registered with the Securities and Exchange Commission under ("SEC") Rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). All of the Company's concession income is generated through the sale of oil and gas energy development programs for Hill Country Exploration, Inc., ("Affiliate"). The Company's customers are located throughout the United States.

**Revenue Recognition**

Concession income is recognized when minimum offering investment requirements are met and escrowed funds are released to the issuer. Related commission expense is recognized when related concession income is recognized.

**Income Taxes**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The State of Texas requires enterprises to pay a tax based on their taxable margin. The taxable margin is the lesser of: (a) 70% of revenue or, (b) 100% of revenue less (i) the cost of goods sold or (ii) compensation. Such tax is considered to be a state income tax for financial reporting purpose.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negation of litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

**Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At October 31, 2018, the Company had net capital of approximately $16,966, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – Income Taxes

The components of the provision (benefit) for income taxes are as follows:

| | |
|---|---|
| Current: | |
| Federal | $0 |
| State | - |
| Total Current | 0 |
| Deferred: | |
| Federal | 0 |
| State | - |
| Total Deferred | 0 |
| Net Current and Deferred Tax Expense | $0 |

Net operating losses incurred in prior years that may be used to offset future federal taxable income expire as follows:

| Year Expiring | |
|---|---|
| 2032 | $ 6,872 |
| 2034 | 21,647 |
| 2036 | 20,020 |
| 2038 | 5,324 |
| | $53,863 |

Significant components of the Company's deferred tax assets are as follows:

| | |
|---|---|
| Deferred tax assets: | |
| Net operating losses | $11,311 |
| Less: valuation allowance | (11,311) |
| | $0 |

Note 3 – Income Taxes, continued

The Tax Cut and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate tax system including a federal tax rate reduction from 35% to 21%.

The Company has established a valuation allowance for uncertainties regarding the realization of net deferred tax assets. The valuation allowance increased $4,176 during the year ended October 31, 2018. The change in valuation allowance is due to additional net losses and the change in the U.S. corporate tax rate described in the preceding paragraph. The difference between the provision for income taxes and the amount that would result from applying the Federal statutory tax rate to income before provision for income taxes is primarily due to state taxes, nondeductible items, and deferred tax assets not benefited.

Note 4 – Related Party Transactions

All concession income for the year ended October 31, 2018 was earned from sales of partnership interest in programs sponsored by an Affiliate. The Company also has an expense sharing agreement with this Affiliate whereby it provides office space and incurs certain general and administrative expenses for the benefit of the Company. The Company reports these expenses and related reimbursement income in the statement of income.

As described in the preceding paragraph, the Company is economically dependent on an Affiliate. The Company's financial position and results of operations could be significantly different if the Company was independent of its Affiliate.

Note 5 – Recent Pronouncement

On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") no. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard permits the use of either the retrospective or cumulative effect transition method. The ASU is effective commencing with the Company's year ending October 31, 2019, including interim periods within this period. The Company does not believe the effect of the adoption of this standard will have a material impact on revenue recognition in its financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of

October 31, 2018

**Schedule I**

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2018

**Computation of Net Capital**

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 23,266 |
| Add: | |
| Other deductions or allowable credits | |
| Total capital and allowable subordinated liabilities | 23,266 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Advances to Employees | (6,300) |
| Net capital before haircuts on securities positions | 16,966 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)): | |
| Net capital | $ 16,966 |

**Aggregate Indebtedness**

| | |
|---|---|
| Items included in statement of financial condition | |
| Accrued Liabilites | $ 2,086 |
| Total aggregate indebtedness | $ 2,086 |

The accompanying notes are an intergral part of these financial statements.

**Schedule I (continued)**

DOUGLAS SCOTT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of October 31, 2017

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 139 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of minimum required | $ 11,966 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement | $ 10,966 |
| Ratio: Aggregate indebtedness to net capital | 0.12 to 1 |

**Reconciliation with Company's Computation**

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's unaudited Focus II-A Report.

The accompanying notes are an intergral part of these financial statements.

MOSSADAMS

# Report of Independent Registered Public Accounting Firm

To the Sole Director
Douglas Scott Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Douglas Scott Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3 under which Douglas Scott Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the exemption provisions) and (2) Douglas Scott Securities, Inc. stated that Douglas Scott Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Douglas Scott Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Douglas Scott Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
December 19, 2018

## Douglas Scott Securities Inc.'s Exemption Report

Douglas Scott Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i).
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Douglas Scott Securities, Inc.

I, Jeffrey D. Mann, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: [signature]

Title: President

Date: 11/1/18